As filed with the Securities and Exchange Commission on June 14, 2010

Registration No. 333-167072

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOPFED BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	6022	61-1322555
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4155 Lafayette Road

Hopkinsville, Kentucky 42240

(270) 885-7711

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

John E. Peck

President and Chief Executive Officer

HopFed Bancorp, Inc.

4155 Lafayette Road

Hopkinsville, Kentucky 42240

(270) 885-1171

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edward B. Crosland, Jr. Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. 499 S. Capitol Street, S.W. Suite 600 Washington, D.C. 20003 (202) 203-1088	Robert M. Fleetwood Barack Ferrazzano Kirschbaum & Nagelberg LLP 200 W. Madison Street, Suite 3900 Chicago, Illinois 60606 (312) 984-3100

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offer Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	—	—	$34,500,000	$2,460

(1)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o).
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2010.

PRELIMINARY PROSPECTUS

3,042,596 Shares

Common Stock

We are offering 3,042,596 shares of our common stock, $0.01 par value per share. Our common stock is traded on the NASDAQ Global Market under the symbol “HFBC.” On June 11, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $9.86 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our financial institution subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 11 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$		$30,000,000
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

The underwriters also may purchase up to an additional 456,390 shares of our common stock at the public offering price within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                     , 2010.

Howe Barnes Hoefer & Arnett

The date of this prospectus is                     , 2010

HOPFED BANCORP, INC.

KENTUCKY
TENNESSEE
Calvert City
Benton
Murray
Fulton
Cadiz
Hopkinsville
Elkton
Bowling Green
Clarksville
Pleasant View
Ashland City
Erin
Kingston Springs
Nashville
24
51
641
9007
9008
65
40

KENTUCKY
TENNESSEE

● KENTUCKY BRANCHES

Benton – West 5th Street Office
105 West 5th Street
Benton, KY 42025

Cadiz – Main Street Office
352 Main Street
Cadiz, KY 42211

Calvert City – Oak Plaza Drive Office
20 Oak Plaza Drive
Calvert City, KY 42029

Elkton – West Main Street Office
536 West Main Street
Elkton, KY 42220

Fulton – Carr Plaza Office
607 North Highland Drive
Fulton, KY 42041

Fulton – Main Office
306 Lake Street
Fulton, KY 42041

Hopkinsville – Lafayette Road Office
4155 Lafayette Road
Hopkinsville, KY 42240

Hopkinsville – Downtown Office
605 South Virginia Street
Hopkinsville, KY 42240

Hopkinsville – Boulevard Office
2700 Fort Campbell Boulevard
Hopkinsville, KY 42240

Murray – 1601 North Street Office
1601 North 12th Street
Murray, KY 42071

Murray – 210 North Street Office
210 North 12th Street
Murray, KY 42071

● TENNESSEE BRANCHES

Ashland City – Cumberland Street Office
108 Cumberland Street
Ashland City, TN 37015

Clarksville – Main Street Office
322 Main Street
Clarksville, TN 37040

Clarksville – Trenton Road Office
3845 Trenton Road
Clarksville, TN 37040

Clarksville – 2185 Madison Street Office
2185 Madison Street
Clarksville, TN 37043

Erin – Office
3711 West Main Street
Erin, TN 37061

Kingston Springs – Office
104 West Kingston Springs Road
Kingston Springs, TN 37082

Pleasant View – Office
2556 Highway 49 East
Pleasant View, TN 37416

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which are intended to be covered by the safe harbors created thereby. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phrases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our actual results to differ materially from those expressed in such forward-looking statements:

•

the strength of the United States economy in general and the strength of the local economies in which we conduct operations, the duration of current financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, or the Treasury, to deal with challenges to the United States financial system;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board;

•

inflation, interest rate, market and monetary fluctuations, and the risks presented by a continued economic downturn, which could adversely affect credit quality, collateral values, investment values and liquidity;

•

the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, securities and insurance, and the application thereof by regulatory bodies;

•	the effects of the memoranda of understanding that we entered into with the Office of Thrift Supervision, or the OTS, and other possible regulatory actions against us;

•

the impact of current governmental efforts to restructure the United States financial regulatory system, including changes in the scope and cost of FDIC insurance and other coverages and changes in the Treasury’s Capital Purchase Program;

•	changes in the financial performance and/or condition of our borrowers;

•	changes in consumer spending, borrowing and savings habits;

•	changes in the level of our non-performing assets and charge-offs;

•	oversupply of inventory and continued deterioration in values of real estate, both residential and commercial, in Western Kentucky and Middle Tennessee and the United States generally;

•	changes in securities markets, public debt markets and other capital markets;

•	possible other-than-temporary impairments of securities held by us;

•	the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	the willingness of customers to substitute competitors’ products and services for our products and services;

•	technological changes could expose us to new risks, including potential systems failures or fraud;

•	the timing and effect of acquisitions we may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	possible impairment of core deposit intangibles that have been recorded in connection with acquisitions which may have a material adverse impact on our earnings;

•

the effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•	our ability to attract deposits and other sources of liquidity at acceptable costs;

•	changes in the competitive environment among banks, thrifts and other financial service providers;

•	the loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;

•

geopolitical conditions, including acts or threats of war or terrorism, actions taken by the United States or other governments in response to acts or threats of war or terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•	unanticipated regulatory or judicial proceedings;

•	impact of recent flooding in our market areas on businesses and our customer base; and

•	our ability to manage the risks involved in the foregoing.

If our assumptions regarding one or more of the factors affecting our forward-looking information and statements prove incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in our common stock should consider all risks and uncertainties set forth under “RISK FACTORS” in this prospectus and those disclosed in our other filings with the SEC described below under the heading “WHERE YOU CAN FIND MORE INFORMATION,” all of which are accessible on the SEC’s website at www.sec.gov.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference are accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

In this prospectus, “HopFed Bancorp,” the “Company,” “we,” “our,” “ours,” and “us” refer to HopFed Bancorp, Inc., which is a savings and loan holding company headquartered in Hopkinsville, Kentucky, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to the “Bank” mean Heritage Bank, which is a federally-chartered stock savings bank headquartered in Hopkinsville, Kentucky and our wholly-owned financial institution subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning us also can be retrieved by accessing our website at www.bankwithheritage.com. Information on our website is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 31, 2010;

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 19, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 14, 2010; and

•	our Current Reports on Form 8-K filed with the SEC on June 14, 2010, May 28, 2010, May 21, 2010, May 6, 2010, March 19, 2010 and January 22, 2010.

Upon request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

HopFed Bancorp, Inc.

4155 Lafayette Road

Hopkinsville, Kentucky 42240

Attention: Billy C. Duvall, Chief Financial Officer

Telephone: (270) 885-1171

PROSPECTUS SUMMARY

This summary highlights some information contained elsewhere or incorporated by reference in this prospectus and it may not contain all of the information that is important to you in making an investment decision. To understand the terms of the common stock offered by this prospectus, you should read this prospectus as well as the information to which we refer you and the information incorporated by reference in this prospectus. You should carefully read the section titled “RISK FACTORS” in this prospectus to determine whether an investment in our common stock is appropriate for you.

Overview

HopFed Bancorp, Inc., a Delaware corporation, is a Kentucky-based unitary savings and loan holding company. Our primary business activity is the operation of our wholly-owned savings bank subsidiary, Heritage Bank, which is a federally-chartered stock savings bank under the supervision of the OTS. We have one non-bank subsidiary, HopFed Capital Trust I, which was organized in connection with our prior issuance of trust preferred securities. The Bank’s sole subsidiary, Fall and Fall Insurance, Inc. of Fulton, Kentucky, provides title services to the Bank’s mortgage customers, as well as property, casualty and life insurance to consumers within our market areas. Fall and Fall was acquired in the acquisition of our Fulton County, Kentucky retail banking offices in September 2002. Our common stock is traded on the NASDAQ Global Market under the symbol “HFBC.”

The Bank was incorporated in 1879 under the laws of the Commonwealth of Kentucky under the name Hopkinsville Building and Loan Association. In 1940, the Bank converted to a federal mutual savings association, providing federal insurance coverage for its deposit accounts, and the Bank became a federal mutual savings bank in 1983. In February 1998, we issued and sold 4,033,625 shares of common stock in connection with the conversion of the Bank from a federal mutual savings bank to a federal stock savings bank and the issuance of the Bank’s capital stock to the Company. On May 14, 2002, the Bank changed its name from Hopkinsville Federal Savings Bank to Heritage Bank.

The Bank operates through 18 branch offices and 64 ATMs and its core business consists of attracting deposits from customers in its market areas and investing these deposits in loans and investment securities, including U.S. Government and agency securities, municipal and corporate bonds, collateralized mortgage obligations and mortgage-backed securities. The Bank originates single-family residential and construction loans and multi-family and commercial real estate loans, in addition to loans secured by deposits, other consumer loans and commercial loans. The Bank emphasizes the origination of residential real estate loans with adjustable interest rates and other assets which are responsive to changes in interest rates, allowing the Bank to closely manage the interest rate spread of its assets and liabilities.

Our principal executive office is located at 4155 Lafayette Road, Hopkinsville, Kentucky 42240 and the telephone number is (270) 885-1171. This office is 70 miles northwest of Nashville, Tennessee, and 65 miles west of Bowling Green, Kentucky.

Market Areas

We provide a variety of banking services to small and middle market businesses and individuals through 11 branch office locations in Christian, Calloway, Trigg, Todd, Marshall and Fulton counties in Western Kentucky and 7 branch office locations in Montgomery, Houston and Cheatham counties in Middle Tennessee. The communities that we serve provide us with a diverse local economy with concentrations in agricultural production, tourism and light manufacturing. Located within our market areas are two state chartered universities with enrollments exceeding 10,000 students, a significant military presence and exposure to two highly desirable

Metropolitan Statistical Areas, Clarksville and Nashville, Tennessee that provide us with numerous growth opportunities. We have a significant market presence in the Kentucky counties of Fulton, Calloway, Marshall and Christian, and Montgomery County in Tennessee. In these communities, we maintain local market presidents and community advisory boards that serve to represent our Bank in these communities. Both the local market presidents and community advisory boards are recruited from well-respected community leaders and businessmen. The customers in these communities identify the advisory boards and market presidents with their bank.

History of Strong Financial Performance

Due to the nature of our loan portfolio, the general real estate markets in our market areas and our loan underwriting practices, we have remained profitable during the recent economic downturn and believe that we are positioned to take advantage of future growth opportunities. Our results for the quarter ended March 31, 2010 highlight our strong financial performance:

•	net income available to common stockholders of $1.6 million;

•	total loans receivable increased to $650.9 million, up from $627.3 million at March 31, 2009;

•	net interest margin of 3.19% for the first quarter of 2010, up from 2.89% in the first quarter of 2009;

•	allowance for loan losses of $8.6 million, or 1.33% of total loans and 80.03% of non-performing loans;

•	non-performing assets of $13.5 million, or 1.29% of total assets; and

•	quarterly cash dividend of $0.12 per share, unchanged from dividends paid in each of the prior 12 quarters.

We are proud of our financial performance during the recent market downturn, as it is a continuation of our history of strong results. From December 31, 2005 to December 31, 2009, our results included:

•	loans outstanding increased from $401.3 million to $650.9 million, a compound annual growth rate of 12.8%;

•	total deposits increased from $482.7 million to $794.1 million, a compound annual growth rate of 13.3%;

•

consistent net income ranging from $3.9 million to a high of $4.6 million in 2008 (net income available to common stockholders in 2009 of $944,000 was adversely affected by a $5.0 million goodwill impairment);

•	return on average equity averaged 6.6%;

•	tangible book value per share increased from $12.27 to $16.80, a compound annual growth rate of 8.2%; and

•	annual common stock cash dividend remained at $0.48 per share throughout the period.

Loan Portfolio

Total loans increased $16.7 million, or 2.6%, to $650.9 million at March 31, 2010, from $634.2 million at December 31, 2008. During the same period, residential mortgage loans increased $8.8 million and commercial real estate loans increased $31.5 million. The portfolio mix reflected a modest increase in total real estate mortgage loans to 88.2% of the portfolio at March 31, 2010, as compared to 86.1% of the portfolio at December 31, 2008. The other material changes are reflected in decreases in the commercial and financial loan portfolio and real estate construction loan portfolio. Commercial and financial loans represented 8.6% of total loans at March 31, 2010, as compared to 10.2% of total loans at December 31, 2008. Total real estate construction loans accounted for 5.2% of total loans at March 31, 2010, as compared to 9.8% of total loans at December 31, 2008. At March 31, 2010, December 31, 2009, and December 31, 2008, our loan portfolio consisted of the following types of loans:

	March 31, 2010		December 31, 2009		December 31, 2008
Loan Type	Amount	Percentage of Total Loans	Amount	Percentage of Total Loans	Amount		Percentage of Total Loans
	(in thousands)		(in thousands)		(in thousands)
Commercial and financial loans	$55,990	8.6%	$54,531	8.4%	$64,595		10.2%
Real estate—construction loans	33,967	5.2	33,216	5.1	62,300		9.8
Real estate—commercial (investor)	32,550	5.0	32,395	5.0		(1)	(1)
Real estate—commercial (owner occupied)	161,979	24.9	157,153	24.1	162,981		25.7
Real estate—one to four family	232,374	35.7	240,823	37.0	223,598		35.3
Real estate—multi-family	48,023	7.4	46,325	7.1	36,857		5.8
Land development loans	64,795	10.0	64,519	9.9	60,199		9.5
Other consumer loans	21,182	3.2	21,983	3.4	23,680		3.7

Total loans	$650,860	100.0%	$650,945	100.0%	$634,210		100.0%

(1)	Prior to 2009, our primary regulator did not require that we provide this information and we did not segment our commercial real estate portfolio as such.

Deposits

Beginning in 2008 and continuing through 2009 and into 2010, we increased our emphasis on gathering core deposits within our markets through a marketing campaign focused on increasing our market share of checking accounts. We believe the campaign continues to be a success, having attracted more than 4,000 new non-interest bearing checking accounts in each of the last two fiscal years. We continue to focus substantial resources on this campaign. As of March 31, 2010, December 31, 2009 and December 31, 2008, our deposit accounts consisted of the following:

	March 31, 2010		December 31, 2009		December 31, 2008
Deposit Type	Amount	Percentage of Total Deposits	Amount	Percentage of Total Deposits	Amount	Percentage of Total Deposits
	(in thousands)		(in thousands)		(in thousands)
Demand—noninterest bearing	$66,784	8.2%	$68,531	8.6%	$57,134	8.0%
Demand—interest bearing	103,714	12.7	105,821	13.3	89,549	12.6
Savings	62,502	7.6	60,409	7.6	58,374	8.2
Certificates of Deposit	584,539	71.5	559,383	70.5	507,948	71.2

Total Deposits	$817,539	100.0%	$794,144	100.0%	$713,005	100.0%

Our base of core deposits has been a driver of our net interest margin and profitability throughout our recent history. As of March 31, 2010, total noninterest bearing demand deposits were $66.8 million, an increase of $9.7 million, or 16.9%, as compared to $57.1 million at December 31, 2008. Brokered deposits totaled $84.4 million, or 10.3% of total deposits, at March 31, 2010. We have agreed not to increase our brokered deposits without prior OTS approval.

Our net interest margin decreased to 2.97% in the year ended December 31, 2009, from 3.06% in the year ended December 31, 2008, due in part to lower market interest rates and the contracted adjustment of variable rate loans occurring at a rate faster than our time deposits. At March 31, 2010, our net interest margin was 3.19%. Net interest income before provision for loan loss expense increased $3.7 million to $26.8 million in the year ended December 31, 2009, compared to $23.1 million in the year ended December 31, 2008, and $20.1 million in the year ended December 31, 2007, representing a 16.0% increase in 2009 over 2008, and a 14.9% increase in 2008 over 2007. The average balance of total interest earning assets increased to $926.0 million for the year ended December 31, 2009, as compared to $772.3 million for the year ended December 31, 2008, which reflects a 19.9% increase in total interest earning assets.

Business Strategy

Our business strategy is to offer comprehensive banking and related services to businesses and individuals in our market areas with personalized service that distinguishes the Bank from its competition. We intend to continue to pursue our business strategy through the following initiatives:

•	Focus on relationship banking

We pride ourselves on our community approach to banking. While we are one banking institution, we operate our franchise in a manner that provides local decision making in each of our retail offices. In those communities in which we have a significant market presence, we have a local market president and a local market advisory board. We market each of our community offices as a distinct entity, emphasizing local leadership and local decision-making, with market presidents managing their markets and making many customer-related decisions. Subject to appropriate limitations based on various local factors, our market presidents have various loan approval limits and a limited amount of discretionary deposit and loan pricing authority. This enables them to provide timely service and to respond to market conditions. Each market’s advisory board and president are recruited from the local business community. We emphasize relationship banking so that each customer can identify and establish a comfort level with our Bank officers and other employees.

•	Focus on our existing market footprint

Our market areas consist of communities in both Western Kentucky and Middle Tennessee. We believe that our markets are ideal locations for a community bank in that they provide both stability and growth opportunities. Our footprint is home to Fort Campbell, Kentucky, a major source of stability for our franchise. Fort Campbell is the home to the third largest military population for the United States Army with over 22,000 active personnel and their associated 40,000 plus family members. In addition, seven of our 18 branches are located in and around Clarksville, Tennessee, the ninth fastest growing city in the country. Both Clarksville, Tennessee and Murray, Kentucky have state universities with enrollments exceeding 10,000 students. We have three offices in the Nashville, Tennessee Metropolitan Statistical Area. We believe that business prospects in the Clarksville and Nashville Metropolitan Statistical Areas are favorable, and corresponding population growth is projected in the foreseeable future.

•	Maintain our asset quality strength

We believe that much of our past success is attributable to our commitment to conservative lending practices. These practices have served us well. Based on FDIC statistics at March 31, 2010, our asset quality metrics have remained superior compared to our peers in the banking industry. During the recent economic downturn, we have remained profitable, while continuing to fund our allowance for loan losses at appropriate levels, and we have remained focused on new opportunities to lend within our markets. At March 31, 2010, our ratio of non-performing loans to total loans equaled 1.66%. We will continue to stress strong asset quality with our employees and customers and are confident that this focus will continue to serve us well.

•	Take advantage of our unique position as a middle market player

For the most part, banking competitors in our markets are either large regional or smaller community banks. Regional banks include BB&T, U.S. Bancorp, Pinnacle Bank, Bank of America and Regions. Smaller community banks are generally single-market focused institutions. With over $1.0 billion in assets and 18 banking locations, we fall between these two groups which we believe gives us a competitive advantage. We are small enough to present ourselves as a community bank with personalized service, yet large enough to attract businesses that require a bank with a large enough capital base to service their needs. We believe that our size and breadth of services will enable us to increase our market share in our various communities as we attract customers who have either outgrown their local bank or have become dissatisfied with their large regional bank.

•	Continue to reposition our balance sheet

When our current management team joined the Bank approximately 10 years ago, we were two years removed from our stock offering, and we continued to be managed as a traditional mutual savings bank. At December 31, 2000, over 70% of our loan portfolio consisted of single family mortgages, and only 8% or our deposit base consisted of transaction accounts. In the last 10 years, we have transformed our Bank to a highly diversified financial institution. As of March 31, 2010, one-to-four family mortgage loans represented 35.7% of our loan portfolio, and transaction accounts comprised over 20.9% of our deposit base. We have also bolstered our ability to serve commercial clients with expanded loan and deposit products. While we believe we are approaching optimum concentrations in our loan portfolio, work remains to be done, including emphasis on the banking of businesses within our markets. It is our belief that the continued diversification of our loan portfolio and improved deposit mix will result in improved operating results.

•	Disciplined approach to internal and external growth

We continuously search for both organic growth and external expansion opportunities within our markets and complementary, contiguous markets. In the last eight years, we completed two transactions in which we successfully integrated a total of six branches into our franchise. These transactions represented approximately $150 million in new deposits for the Bank. Today, these two markets provide more than $210 million in Bank deposits. We are confident in our ability to successfully integrate future branch or whole bank acquisitions and will maintain a disciplined approach to pricing. We have also had success in building our franchise through de novo branches. As in the past, de novo growth will be contingent on the hiring of experienced bankers within those markets. We will continue to seek de novo opportunities in the higher growth communities located in both Western Kentucky and Middle Tennessee.

Recent Developments

On April 30, 2010, in connection with our regularly scheduled and recently concluded OTS examination, the Company and the Bank each entered into a memorandum of understanding, or MOU, with the OTS. Under the Company MOU, among other things, we have agreed to the following: (1) we will neither accept nor request that the Bank pay any dividends or make any capital distributions, or commit to pay dividends or make other capital distributions, without prior OTS approval; (2) we will not declare or pay any dividends or make other capital distributions, or commit to pay dividends or make other capital distributions, without prior OTS approval; provided, however, that this restriction will not apply to dividends on currently outstanding shares of preferred stock issued to and held by the Treasury and obligations in connection with currently outstanding trust preferred securities if any such dividend or capital distribution does not cause the Bank’s core capital to adjusted total assets ratio to fall below 8.00% and total capital to risk weighted assets to fall below 12.00%; and (3) we will not, directly or indirectly, incur, issue, renew, or rollover any debt without prior OTS approval. At March 31, 2010, the Bank’s Tier 1 Capital to adjusted total assets ratio was 8.02%, and its total capital to risk weighted assets ratio was 13.25%.

Under the Bank MOU, among other things, the Bank has agreed to the following: (1) the Bank will not declare or pay any dividends or make other capital distributions, or commit to pay dividends or make other capital distributions, without prior OTS approval; (2) the Bank will adopt a concentration risk reduction plan to reduce the outstanding balance of commercial real estate loans relative to core capital and the allowance for loan losses; and (3) the Bank will not increase brokered deposits without prior OTS approval.

In addition, the MOUs identify actions, policies and procedures to be taken and adopted by the board of directors and management of the Company and the Bank, as appropriate, to ensure maintenance of adequate liquidity, monitor and report compliance with the MOUs and certain applicable regulations, reduce the level of classified assets, and correct certain deficiencies and weaknesses identified by the OTS. The MOUs will remain in effect until modified or terminated by the OTS. We do not expect the actions and limitations required by the MOUs to change our business strategy in any material respect.

The board of directors and management of each of the Company and the Bank have taken various actions to comply with the terms and conditions of the MOUs, and will continue to take all actions believed to be necessary for compliance. The boards and management will continue to work closely with the OTS in order to comply with the terms and conditions of the MOUs and are committed to addressing and resolving any and all issues presented in the MOUs.

Risk Factors

An investment in our common stock involves certain risks. You should consider carefully the risks described under “RISK FACTORS” beginning on page 11 of this prospectus, as well as other information included in or incorporated by reference into this prospectus, including our consolidated financial statements and notes thereto, before making an investment decision.

The Offering

The following summary contains basic information about this offering and our common stock and is not intended to be a complete discussion of the offering or the common stock. For a more complete description of the common stock, please refer to the section of this prospectus entitled “DESCRIPTION OF CAPITAL STOCK.”

Issuer	HopFed Bancorp, Inc., a Delaware corporation

Common stock we are offering	3,042,596 shares of common stock, par value $0.01 per share

Common stock outstanding after this offering	6,642,013 shares of common stock (1)(2)

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 456,390 shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Use of proceeds	We intend to use the net proceeds of this offering (i) for general corporate purposes, including contributing additional capital to the Bank; (ii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of all or parts of other financial institutions; and (iii) to position us for eventual redemption of our Series A Preferred Stock issued to the Treasury under the Capital Purchase Program, or CPP. We currently expect to contribute approximately $10.0 million of the net proceeds to the Bank. We do not have any agreements or commitments with respect to any current transactions, and we currently have no plans to redeem our Series A Preferred Stock. Pending allocation of the net proceeds to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

Market and trading symbol for our common stock	Our common stock is listed and traded on the NASDAQ Global Market under the symbol “HFBC.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 3,599,417 shares of common stock outstanding as of May 7, 2010.
(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 218,693 shares of our common stock issuable pursuant to our equity compensation plans and 243,816 shares of common stock issuable pursuant to outstanding warrants issued to the Treasury as part of the CPP.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information at or for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 (which has been derived from our audited consolidated financial statements), and at or for the three months ended March 31, 2010 and 2009 (which has been derived from our unaudited interim consolidated financial statements). The unaudited financial information at or for the three months ended March 31, 2010 and 2009 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. Historical results are not necessarily indicative of future results and the interim results are not necessarily indicative of the results of operations to be expected for the full year or any future period.

You should read the following summary selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 31, 2010 and our first quarter 2010 Form 10-Q filed with the SEC on May 14, 2010, each of which is incorporated in this prospectus by reference.

	At or for the three months ended March 31,		At or for the year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
	($ in thousands, except per share data)
Summary Operations Data:
Interest and dividend income	$13,106	$13,194	$53,141	$49,477	$49,033	$40,668	$29,666
Interest expense	5,832	6,799	26,312	26,420	28,891	23,288	15,474

Net interest income before provision for loan losses	7,274	6,395	26,829	23,057	20,142	17,380	14,192
Provision for loan losses	611	974	4,199	2,417	976	1,023	1,250

Net interest income	6,663	5,421	22,630	20,640	19,166	16,357	12,942
Non-interest income	2,309	2,359	10,225	8,344	7,231	5,765	4,532
Non-interest expense	6,386	5,962	30,483	22,417	20,553	16,514	11,600

Income before income taxes	2,586	1,818	2,372	6,567	5,844	5,608	5,874
Provision for income taxes	726	552	397	1,952	1,728	1,700	1,744

Net income	$1,860	$1,266	$1,975	$4,615	$4,116	$3,908	$4,130

Preferred stock dividend and accretion of stock warrants	254	254	1,031	56	—	—	—

Net income available to common stockholders	$1,606	$1,012	$944	$4,559	$4,116	$3,908	$4,130

Summary Share Data:
Earnings per share available to common stockholders Basic	$0.45	$0.28	$0.26	$1.28	$1.15	$1.08	$1.13
Fully diluted	0.45	0.28	0.26	1.27	1.14	1.07	1.13
Book value per share	17.68	17.25	17.12	16.70	15.54	14.41	13.66
Tangible book value per share(1)	17.38	15.41	16.80	14.81	13.40	12.03	12.27
Dividends per share	0.12	0.12	0.48	0.48	0.48	0.48	0.48
Weighted average shares outstanding —basic	3,578,073	3,576,791	3,569,969	3,572,127	3,588,163	3,634,138	3,644,178
Weighted average shares outstanding—diluted	3,578,073	3,576,791	3,569,969	3,597,483	3,607,870	3,659,666	3,669,918
Common shares outstanding	3,598,857	3,585,581	3,594,620	3,585,049	3,592,033	3,627,906	3,649,078

(footnotes on following page)

	At or for the three months ended March 31,		At or for the year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
	($ in thousands, except per share data)
Summary Balance Sheet Data:
Assets	$1,051,850	$991,131	$1,029,876	$967,560	$808,352	$770,888	$639,589
Loans receivable, net	642,474	620,905	642,355	628,356	576,252	494,968	397,310
Deposits	817,539	738,668	794,144	713,005	598,753	569,433	482,728
Subordinated debentures	10,310	10,310	10,310	10,310	10,310	10,310	10,310
Total stockholders’ equity	82,033	80,247	79,949	78,284	55,803	52,270	49,842

Selected Performance Ratios:
Return of average assets(2)	0.62%	0.41%	0.09%	0.55%	0.53%	0.56%	0.69%
Return on average equity(3)	7.80	5.06	1.18	8.08	7.84	7.65	8.33
Tax equivalent interest rate spread(4)	3.03	2.64	2.74	2.81	2.65	2.45	2.39
Tax equivalent interest margin(5)	3.19	2.89	2.97	3.06	2.89	2.71	2.61
Tax equivalent efficiency ratio(6)	64.80	66.85	80.73	70.41	73.66	70.66	61.95

Balance Sheet Ratios:
Ratio of loans to deposits	79.64%	84.96%	82.00%	88.99%	97.01%	88.71%	83.13%
Ratio of average interest-earnings assets to average interest-bearing liabilities	106.25	108.04	107.86	107.19	106.14	107.14	108.03

Capital Ratios:
Total equity to total assets	7.80%	8.10%	7.76%	8.10%	6.90%	6.78%	7.79%
Tangible equity to tangible assets(1)	7.71	7.48	7.67	7.44	6.01	5.73	7.06
Tangible common equity to tangible assets(1)	5.95	5.61	5.87	5.52	6.01	5.73	7.06
Core capital to adjusted total assets (Company)	8.34	8.31	8.4	8.4	7.3	7.3	9.1
Tier 1 capital to risk weighted assets (Company)	12.73	12.96	12.7	12.7	10.1	11.0	14.7
Total capital to risk weighted assets (Company)	13.73	14.02	13.8	13.7	11.0	11.8	15.7
Core capital to adjusted total assets (Bank)	8.02	7.74	8.1	7.8	7.0	7.0	8.7
Tier 1 capital to risk weighted assets (Bank)	12.25	12.05	12.2	11.7	9.6	10.4	14.0
Total capital to risk weighted assets (Bank)	13.25	13.12	13.3	12.6	10.5	11.3	15.0

Asset Quality Ratios:
Non-performing loans to total loans	1.66%	1.10%	1.72%	1.16%	0.10%	0.17%	0.25%
Non-performing assets to total assets	1.29	0.80	1.28	0.84	0.12	0.16	0.19
Allowance for loan losses to total loans	1.33	1.07	1.36	0.97	0.83	0.90	1.00
Allowance for loan losses to non-performing loans at end of period	80.03	98.12	78.96	83.01	816.53	517.96	402.01
Net charge-offs to average loans outstanding	0.50	0.27	0.23	0.20	0.11	0.16	0.14

(1)	These measures are not measures recognized under GAAP and are therefore considered to be non-GAAP financial measures. See “–Reconciliation of Non-GAAP Financial Measures” for a reconciliation of these measures to their most comparable GAAP measures.
(2)	Net income available to common stockholders divided by average total assets
(3)	Net income available to common stockholders divided by average total equity
(4)	Combined weighted average interest rate earned less combined weighted average interest rate cost
(5)	Net interest income divided by average interest-bearing assets
(6)	Non-interest expense divided by sum of interest income plus non-interest income

Reconciliation of Non-GAAP Financial Measures

Certain financial information included in “Selected Consolidated Financial Information” above is determined by methods other than in accordance with GAAP. These non-GAAP financial measures include “tangible book value per share,” “tangible common equity to tangible assets” and “tangible equity to tangible assets.” “Tangible book value per share” is defined as total equity reduced by recorded intangible assets divided by total common shares outstanding. “Tangible common equity to tangible assets” is defined as total common equity (which excludes our Series A Preferred Stock) reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets. “Tangible equity to tangible assets” is defined as total equity reduced by recorded intangible assets divided by total assets reduced by recorded intangible assets.

We use these non-GAAP financial measures because we believe they are useful for evaluating our financial condition, operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. We also believe these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial condition, financial results and credit trends, as well as comparison to financial results for prior periods.

These disclosures should not be viewed as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures that other companies may use. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	At or for the three months ended March 31,		At or for the year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	($ in thousands, except per share data)
Book value per common share	$17.68	$17.25	$17.12	$16.70	$15.54	$14.41	$13.66
Effect of intangible assets per share	0.30	1.84	0.32	1.89	2.14	2.38	1.39

Tangible book value per common share	$17.38	$15.41	$16.80	$14.81	$13.40	$12.03	$12.27

Total equity	$82,033	$80,247	$79,949	$78,284	$55,803	$52,270	$49,842
Intangible assets	1,070	6,604	1,168	6,807	7,654	8,615	5,066

Tangible equity	$80,963	$73,643	$78,781	$71,477	$48,149	$43,655	$44,776

Total assets	$1,051,850	$991,131	$1,029,876	$967,560	$808,352	$770,888	$639,589
Intangible assets	1,070	6,604	1,168	6,807	7,654	8,615	5,066

Tangible assets	$1,050,780	$984,527	$1,028,708	$960,753	$800,698	$762,273	$634,523

Equity to total assets	7.80%	8.10%	7.76%	8.10%	6.90%	6.78%	7.79%
Effect of intangible assets	0.09	0.62	0.09	0.66	0.89	1.05	0.73

Tangible equity to tangible assets	7.71%	7.48%	7.67%	7.44%	6.01%	5.73%	7.06%
Effect of preferred equity	1.76	1.87	1.80	1.92	—	—	—

Tangible common equity to tangible assets	5.95%	5.61%	5.87%	5.52%	6.01%	5.73%	7.06%

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline substantially, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Our business is subject to various economic risks that could adversely impact our results of operations and financial condition.

There have been significant disruption and volatility in the financial and capital markets. The financial markets and the financial services industry in particular suffered unprecedented disruptions, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of confidence in credit markets world wide, including a significant and rapid deterioration in the mortgage lending and related real estate markets and valuation levels. Unemployment nationwide and in our market areas have increased significantly through this economic downturn and are anticipated to remain elevated for the foreseeable future. Continued declines in real estate values, high unemployment and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers and/or their customers, which could adversely affect our financial condition and results of operations.

Our business activities and earnings are affected by various business conditions in the United States and in our market areas. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term. In the midst of a prolonged or serious economic downturn, we could continue to experience losses and write-downs of assets, and we could face capital and liquidity constraints or other business challenges.

A further deterioration in economic conditions, particularly within our geographic region, could result in the following consequences, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations:

•	loan delinquencies may further increase, causing additional increases in our provision for loan loss and allowance for loan losses;

•	financial sector regulators may adopt more restrictive practices or interpretations of existing regulations, or adopt new regulations;

•

collateral for loans made by the Bank, especially real estate related, may continue to decline in value, which in turn could reduce clients’ borrowing power, and reduce the value of assets and collateral associated with our loans held for investment;

•

consumer confidence levels may decline and cause adverse changes in payment patterns, resulting in increased delinquencies and default rates on loans and other credit facilities and decreased demand for our products and services; and

•	performance of the underlying loans in mortgage-backed securities we hold may continue to deteriorate, potentially causing other-than-temporary impairment markdowns to our investment portfolio.

Our business is affected, in large part, by the continued presence of the Fort Campbell army base.

The economies of our market areas, which consist in part of Calloway, Christian, Todd, Trigg, Marshall and Fulton counties, Kentucky and Montgomery, Cheatham and Houston counties in Tennessee are affected by the operations of Fort Campbell, an Army base located approximately 11 miles south of Hopkinsville, Kentucky. In the event the operations of Fort Campbell were to be reduced or closed, or a future military conflict were to result in the prolonged deployment of a significant number of the personnel from Fort Campbell, the economy in our markets could suffer severe adverse effects. Although management is not aware of any plans to close or limit the operations at Fort Campbell, there can be no assurance that such a change would not occur with little or no notice.

A portion of our market areas recently suffered from substantial flooding.

On May 1 and May 2, 2010, record rainfall caused substantial flooding in Tennessee and Kentucky. A portion of our market areas, the Tennessee counties of Davidson, Cheatham, Houston and Montgomery, has been declared a federal disaster area. While none of our offices suffered damage as a result of the storm, water damage was widespread throughout these communities, occurring outside of the areas’ 100 year floodplain. Many individuals and businesses without flood insurance suffered serious damage. We are in the process of contacting our customers to determine the extent of damage to their homes, personal property and places of employment. At this time, we are unable to estimate our losses resulting from this event.

The U.S. government’s plans to stabilize the financial markets may not be effective.

In response to the recent volatility in the financial markets, the U.S. government has enacted certain legislation and regulatory programs to foster stability, including the Emergency Economic Stabilization Act of 2008, or EESA, as amended by the American Recovery and Reinvestment Act of 2009, or ARRA. There can be no assurance that the impact of such legislation and the various programs created thereunder on the financial markets will be sufficient to produce the desired results. The failure of the U.S. government to execute fully the programs it has already developed, or to implement expeditiously other remedial economic and financial legislation that may be needed, could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations.

Recent legislative and regulatory proposals in response to turmoil in the financial markets may adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with regulation is costly and may restrict certain activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not stockholders.

The burdens imposed by federal and state regulations put banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments, and achieve a satisfactory level of net income.

Given the current disruption in the financial markets and potential new regulatory initiatives, including the Obama Administration’s recent financial regulatory reform proposals, new regulations and laws that may affect us are increasingly likely. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to modification and change. There are currently proposed laws, rules and regulations that, if adopted, would adversely impact our operations.

These proposed laws, rules and regulations, or any other laws, rules or regulations, may be adopted in the future, which could (i) make compliance much more difficult or expensive, (ii) restrict our ability to originate, broker or sell loans or accept certain deposits, (iii) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (iv) otherwise adversely affect our business or prospects for business. Moreover, banking regulators have significant discretion and authority to address what regulators perceive to be unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority by banking regulators over us may have a negative impact on our financial condition and results of operations. Additionally, in order to conduct certain activities, including acquisitions, we are required to obtain regulatory approval. There can be no assurance that any required approvals can be obtained, or obtained without conditions or on a timeframe acceptable to us.

We are required to comply with the terms of two MOUs issued by the OTS, and lack of compliance could result in additional regulatory actions.

On April 30, 2010, the Company and the Bank each entered into a MOU with the OTS. Under its MOU, the Company has agreed: (1) to neither accept nor request that the Bank pay any dividends or make any capital distributions, or commit to pay dividends or make other capital distributions, without prior OTS approval; (2) not to declare or pay any dividends or make other capital distributions, or commit to pay dividends or make other capital distributions, without prior OTS approval; provided, however, that this restriction will not apply to dividends on currently outstanding shares of preferred stock issued to and held by the Treasury and obligations in connection with currently outstanding trust preferred securities if any such dividend or capital distribution does not cause the Bank’s Tier 1 Capital to total adjusted assets ratio to fall below of 8.00% and the Bank’s total risk-based capital to risk weighted assets ratio to fall below 12.00%; and (3) not, directly or indirectly, to incur, issue, renew, or rollover any debt without prior OTS approval.

Under the Bank MOU, among other things, the Bank has agreed: (1) to not declare or pay any dividends or make other capital distributions, or commit to pay dividends or make other capital distributions, without prior OTS approval; (2) to adopt a concentration risk reduction plan to reduce the outstanding balance of commercial real estate loans relative to core capital and the allowance for loan losses as prescribed in informal guidance published by the OTS; and (3) not to increase brokered deposits without prior OTS approval.

The MOUs will remain in effect until stayed, modified, terminated or suspended by the OTS. If the OTS were to determine, in its sole discretion, that the Company or the Bank were not in compliance with its respective MOU, the OTS would have available various remedies, including among others, the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to direct an increase in capital, to restrict our growth, to remove officers and/or directors, and to assess civil monetary penalties. We continue to take actions necessary and implement programs to comply with the requirements of the MOUs. Although compliance with the MOUs will be determined by the OTS, management believes that the Company and the Bank have each complied in all material respects with the provisions of the MOUs required to be complied with as of the date of this prospectus. The OTS may determine, however, in its sole discretion that the issues raised by the MOUs have not been addressed satisfactorily, or that any current or past actions, violations or deficiencies could be the subject of further regulatory enforcement actions. Such enforcement actions could involve penalties or limitations on our business and negatively affect our ability to implement our business plan, pay interest on our outstanding trust preferred securities, or pay dividends on our preferred stock or our common stock, and adversely affect the value of our common stock as well as our financial condition and results of operations.

Limitations placed on our commercial real estate loan portfolio under the MOUs, may, among other things, have a material adverse effect on our ability to grow strategically and limit our ability to generate an acceptable level of net income and return on equity.

Like most banking organizations, our business is highly susceptible to credit risk.

As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may decrease in value or may not otherwise be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market areas. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolios relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security or could expose us to remediation liabilities as the lender.

We have a concentration risk in residential real estate related loan values. Our loan portfolio has and will continue to be affected by the on-going correction in residential real estate prices and reduced levels of home sales.

At March 31, 2010, we had $232.4 million in residential mortgage loans, representing 35.7% of total loans, and $34.0 million of loans to single family home and commercial real estate builders, including loans made to both middle market and small business home builders, representing 5.2% of total loans. We also had $64.8 million in land development loans, representing 10.0% of total loans.

There has been a general slowdown in housing construction in some of our market areas, reflecting declining prices and excess inventories of houses to be sold, particularly impacting borrowers in our Clarksville and Nashville, Tennessee markets. As a result, residential builders and developers have shown signs of financial deterioration. A soft residential housing market, increased delinquency rates, and a weakened secondary credit market have affected the overall mortgage industry. We anticipate that these segments of our loan portfolio will continue to remain under pressure for the foreseeable future. We make credit and impairment decisions based on the current conditions of borrowers and/or the status of their projects combined with our expectations for the future. If the slowdown in the housing market continues, we could experience higher charge-offs and delinquencies beyond that which is provided in our allowance for loan losses. As such, our earnings could be adversely affected through higher levels of provision for loan loss expenses and loan charge-offs.

A significant portion of our loan portfolio is comprised of commercial real estate loans that are susceptible to declines in real estate values.

At March 31, 2010, approximately 24.9% of our loan portfolio was comprised of commercial loans secured by real estate which generally carry larger loan balances and historically have involved a greater degree of financial and credit risks than residential mortgage loans. As a result of increased levels of commercial delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs. These loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower, and therefore repayment of these loans is often dependent on the cash flow of the borrower which may be unpredictable. Continued increases in commercial delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for loan and lease losses, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date.

The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in our credit portfolio, involves a high degree of judgment and complexity. Our policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. The determination of the allowance for loan losses is based on management’s quarterly analysis. Various factors are considered, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although management believes its allowance for loan losses is adequate, there can be no assurance that additional allowances will not be required or that losses on loans will not be incurred. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses would have an adverse effect on our operating results and financial condition.

Commercial loans and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or other loans or investments. These types of loans also typically are larger than residential real estate loans and other consumer loans. Because our loan portfolio contains a significant number of commercial loans and commercial real estate loans with relatively large balances, the deterioration of a material amount of these loans may cause a significant increase in non-performing assets. An increase in non-performing loans could result in: a loss of earnings from these loans; an increase in the provision for loan loss expense; and/or, an increase in loan charge-offs, any or all of which would have an adverse impact on our results of operations and financial condition.

Changes in interest rates and other factors beyond our control may adversely affect our earnings and financial condition.

Our net income depends to a great extent upon the level of our net interest income. Changes in interest rates can increase or decrease net interest income and net income. Net interest income is the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Net interest income is affected by changes in market interest rates because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a period, an increase in market interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce net interest income.

Changes in interest rates can affect the average life of loans and mortgage-backed securities and increase the cost of interest-bearing liabilities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed securities as borrowers refinance their loans in order to reduce their borrowing costs. This creates reinvestment risk, which is the risk that the Bank may not be able to reinvest prepayments at rates that are comparable to the rates it earned on the prepaid loans or securities. Alternatively, increases in interest rates may decrease loan demand and result in an increase in the cost of our interest-bearing liabilities. Changes in interest rates also affect the current market value of the Bank’s investment securities portfolio. Generally, the value of interest-earning investment securities moves inversely with changes in interest rates.

At March 31, 2010, our asset liability model indicated that a 1% increase in interest rates would result in a $20,000 per year increase in net interest income due primarily to numerous loans priced at prime without floors. Our model indicated that a 2% increase in interest rates would result in a $700,000 annual increase in net interest income as market interest rates would exceed the majority of interest rate floors embedded in our loan portfolio.

The actual results of our asset liability management analysis are highly dependent on the prepayment speed of mortgage-backed securities and collateralized mortgage obligations. The Treasury’s policy of purchasing longer dated Treasury bonds has the result of lowering mortgage loan rates, allowing more consumers to refinance their mortgages and pay-off their current mortgages, resulting in higher prepayment speeds on mortgage investment products.

We also evaluate interest rate sensitivity using a model provided by the OTS to estimate the change in our net portfolio value over a range of interest rate scenarios. Net portfolio value is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts. At March 31, 2010, in the event of an immediate 200 basis point increase in interest rates, the net portfolio value model projects that the Bank would experience a $23.0 million or 24%, decrease in net portfolio value. Our computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and deficit decay, and should not be relied upon as indicative of future results.

Changes in market interest rates are affected by many factors beyond our control, including general economic conditions, inflation, unemployment, the money supply, national and international events, events in world financial markets and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. We attempt to manage our risk from changes in market interest rates by adjusting the rates, maturity, repricing, and balances of the different types of interest-earning assets and interest-bearing liabilities, but interest rate risk management techniques are not exact. As a result, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operations. Changes in the market interest rates for types of products and services in our markets also may vary significantly from location to location and over time based upon competition and local or regional economic factors.

If we are unable to borrow funds through access to capital markets, we may not be able to meet the cash flow requirements of our depositors and borrowers, or the operating cash needs to fund corporate expansion and other corporate activities.

Liquidity is the ability to meet cash flow needs on a timely basis at a reasonable cost. The liquidity of the Bank is used to make loans and to repay deposit liabilities as they become due or are demanded by customers. Liquidity policies and limits have been established by the board of directors, and our management monitors the overall liquidity position of the Bank and the Company to ensure that various alternative strategies exist to cover unanticipated events that could affect liquidity. Funding sources include securities sold under repurchase agreements, non-core deposits and trust preferred securities. The Bank is also a member of the Federal Home Loan Bank System, which provides funding to members through advances that are collateralized with securities or mortgage-related assets. Our securities portfolio can be used as a secondary source of liquidity.

Amounts available under our existing credit facilities as of March 31, 2010, consisted of $28.0 million in a revolving line of credit with the Federal Home Loan Bank. We may increase this line of credit by pledging unencumbered investments in excess of $126.0 million. In addition, we have an $8.0 million line of credit with a correspondent bank. However, if we are unable to access any of these funding sources when needed, we might be unable to meet customers’ needs, which could adversely impact our business, financial condition, results of operations, cash flows and liquidity, and level of regulatory-qualifying capital.

We face risks related to our operational, technological and organizational infrastructure.

Operational risk can manifest itself in many ways, such as errors related to failed or inadequate internal controls, processes, faulty or disabled computer systems, fraud by employees or persons outside of our Company and exposure to external events. There can be no assurance that such an event will not occur. If such an event is not prevented or detected by our internal controls and does occur, and it is uninsured or is in excess of applicable insurance limits, it could have a significant adverse impact on our reputation in the business community and our business, financial condition and results of operations. We are dependent on our operational infrastructure to help manage these risks. In addition, we are heavily dependent on the strength and capability of our technology systems which we use both to interface with our customers and to manage our internal financial and other systems. Our ability to develop and deliver new products that meet the needs of our existing customers and attract new customers depends in part on the functionality of our technology systems. Additionally, our ability to run our business in compliance with applicable laws and regulations is dependent on these infrastructures.

Our operations could be interrupted if third party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend, and will continue to depend to a significant extent, on a number of relationships with third-party service providers. Specifically, we utilize software and hardware systems for processing, essential web hosting, debit and credit card processing, merchant processing, Internet banking systems and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services, and we are unable to replace them with other qualified service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

We may face risks with respect to future expansion and acquisition opportunities.

We have expanded our business in part through branch acquisitions and may look at future whole bank or branch acquisitions as well as FDIC-assisted transactions as a way to further increase our growth. Acquisitions may involve the payment of a premium over book and market values, and, therefore, some dilution of our stock’s tangible book value and net income per common share may occur in connection with any future transaction. Further, failure to realize the potential expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may seek merger or acquisition targets with similar cultures that have experienced management teams and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. We do not currently have any specific plans, arrangements or understandings regarding such expansion. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate future acquisitions or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

•	potential exposure to unknown or contingent liabilities of the target company;

•	potential challenges associated with operating in new markets that may have different characteristics than our current markets;

•	exposure to potential asset quality issues of the target company;

•	difficulty and expense of integrating the operations and personnel of the target company;

•	potential disruption to our business;

•	potential diversion of management’s time and attention;

•	possible loss of key employees and customers of the target institution;

•	difficulty in estimating the value of the target company; and

•	potential changes in banking, accounting or tax laws or regulations that may affect the target institution.

Competition may decrease our growth or profits.

We compete for loans, deposits, insurance business and investment dollars with other banks and other financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers, private lenders and title companies, many of which have substantially greater resources than ours. Credit unions have federal tax exemptions, which may allow them to offer lower rates on loans and higher rates on deposits than taxpaying financial institutions. In addition, non-depository institution competitors are generally not subject to the extensive regulation applicable to institutions that offer federally insured deposits. Other institutions may have other competitive advantages in particular markets or may be willing to accept lower profit margins on certain products. These differences in resources, regulation, competitive advantages, and business strategy may decrease our net interest margin, may increase our operating costs, and may make it harder for us to compete profitably.

Reputational risk and social factors may impact our results.

Our ability to originate and maintain customer relationships is highly dependent upon consumer and other external perceptions of our business practices and/or our financial health. On May 6, 2010, we announced that the Company and the Bank had each entered into a MOU with the OTS, which may generate negative external perceptions of our business practices and/or financial health. Adverse perceptions regarding our business practices and/or our financial health generally are beyond our control and could damage our reputation in both the consumer and capital markets, leading to difficulties in generating and maintaining profitable relationships. Adverse developments with respect to the consumer or other external perceptions regarding the practices of our competitors, or our industry as a whole, may also adversely impact our reputation. In addition, adverse operational problems and reputational issues suffered by third parties with whom we have important relationships may also adversely impact our reputation. Adverse impacts on our reputation, or the reputation of our industry, may also result in greater regulatory and/or legislative scrutiny, which may lead to laws, regulations or regulatory actions that may change or constrain the manner in which we engage with our customers and the products we offer. Adverse reputational impacts or events may also increase our litigation risk. We carefully monitor internal and external developments for areas of potential reputational risk and have established governance structures to assist in evaluating such risks in our business practices and decisions.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums increased substantially in 2009, and we expect to pay significantly higher FDIC premiums in the future. As the large number of recent bank failures continued to deplete the deposit insurance fund, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment on each insured depository institution’s assets, minus Tier 1 Capital as of June 30, 2009, the special assessment was capped at 10 basis points times the institution’s assessment base for the second quarter of 2009. In addition, the FDIC required financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 in order to re-capitalize the deposit insurance fund. Accordingly, the Bank had prepaid deposit insurance premiums in the amount of $4.3 million on December 31, 2009. The rule also provides for increasing the FDIC assessment rates by three basis points effective January 1, 2011. There can be no assurance that the FDIC will not increase premiums further or levy additional special assessments, either of which could have a material adverse effect on our results of operations and financial condition.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

We face substantial competition for deposit, credit and insurance business, as well as other sources of funding in the communities we serve. Competing providers include other thrifts, commercial banks, insurance companies, mortgage banking operations, credit unions, finance companies, title insurance agencies and companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by us. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that financial institutions have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, our financial performance and your investment in our common stock could be adversely affected.

The loss of certain key personnel could negatively affect our operations.

Our success has been and will continue to be greatly influenced by the ability to retain existing senior management and, with expansion, to attract and retain qualified additional senior and middle management. John E. Peck, President and Chief Executive Officer, and other members of our senior management team and executive officers have been instrumental in developing and managing our business.

The departure of any of our senior management team could have an adverse effect on us. No assurance can be provided that we will be able to locate and hire a qualified replacement for any of the departed officers or otherwise on a timely basis.

Our participation in the CPP could also have an adverse effect on our ability to attract and retain qualified executive officers.

Executive compensation provisions of the federal legislation under which the CPP was established include extensive restrictions on our ability to pay retention awards, bonuses and other incentive compensation during the period in which we have any outstanding securities currently held by the Treasury. Many of the restrictions are not limited to our senior executives and cover other employees whose contributions to revenue and performance can be significant. The limitations may adversely affect our ability to recruit and retain these key employees in addition to our senior executive officers, especially if we are competing for talent against institutions that are not subject to the same CPP restrictions. The banking regulators are contemplating proposed rules governing the compensation practices of financial institutions and these rules, if adopted, may adversely affect our management retention and limit our ability to promote our objectives through our compensation and incentive programs and, as a result, adversely affect our results of operations and financial position.

The full scope and impact of these limitations are uncertain and difficult to predict. The Treasury has adopted standards that implement certain compensation limitations. New and potential future legal requirements and implementing standards under the CPP may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on CPP participants, including us. It will likely require significant time, effort and resources on our part to interpret and apply them. If any of our regulators believe that our response to new and future legal requirements and implementing standards does not fully comply with them, it could subject us to regulatory actions or otherwise adversely affect our management retention and, as a result, our results of operations and financial condition.

Even if we redeem our Series A Preferred Stock and repurchase the warrant that we issued to the Treasury, we will continue to be subject to evolving legal and regulatory requirements that may, among other things, require increasing amounts of our time, effort and resources to ensure compliance.

Confidential customer information transmitted through the Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose the Bank to litigation and adversely affect its reputation and ability to generate deposits.

The Bank provides an on-line banking product to its customers. The secure transmission of confidential information over the Internet is a critical element of online banking. The Bank’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that the Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose us and the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank’s systems and could adversely affect its reputation and our ability to generate deposits.

Risks Relating to an Investment in Our Common Stock

We cannot guarantee that we will pay dividends to stockholders in the future.

There can be no assurance of whether or when we may pay dividends in the future. Cash available to pay dividends to our stockholders is derived primarily, if not entirely, from dividends paid to the Company by the Bank. The ability of the Bank to pay dividends as well as our ability to pay dividends to our stockholders is limited by regulatory and legal restrictions and the need to maintain sufficient consolidated capital. On April 30, 2010, the Company entered into an MOU with the OTS restricting it from declaring or paying any dividends or other capital distributions to its common stockholders without prior OTS approval. This dividend restriction does not apply to cash dividends on currently outstanding shares of preferred stock issued to and held by the Treasury and obligations in connection with currently outstanding trust preferred securities, provided that such a dividend payment or distribution of capital does not cause the Bank’s Tier 1 Capital to adjusted total assets ratio to fall below 8.00% and the Bank’s total risk-based capital to risk weighted asset ratio to fall below 12.00%. Further, we may also decide to limit the payment of dividends even when we have the legal ability to pay them in order to retain earnings for use in our business. In addition, as a result of our participation in the CPP, until January 2012, we also may not increase our per share common stock dividend rate without the Treasury’s consent, unless the Treasury has transferred to third parties all of the Series A Preferred Stock originally issued to it. We are also restricted from paying dividends if we have deferred payments of the interest on, or an event of default has occurred with respect to, our trust preferred securities. Further, any lenders making loans to us may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends. We also are prohibited from paying dividends on our common stock if the required payments on our subordinated debentures have not been made.

The trading history of our common stock is characterized by low trading volume. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on the NASDAQ Global Market under the trading symbol “HFBC.” During the quarter ended March 31, 2010, the average daily trading volume of our common stock was approximately 1,392 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how much more liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in interest rates;

•	changes in the legal or regulatory environment in which we operate;

•	press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;

•	changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;

•	future sales of our common stock;

•	changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and

•	other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent our stockholders from selling common stock at or above the public offering price. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

In the past, stockholders have brought securities class action litigation against companies following periods of volatility in the market price of their securities. If we were the target of similar litigation in the future, we may incur substantial costs and management’s attention and resources may be diverted.

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock in this offering may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers may experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

The holders of our preferred stock and trust preferred securities have rights that are senior to those of our common stockholders and that reduce our net income available to our common stockholders and may impact our ability to pay dividends on our common stock.

At March 31, 2010, we had issued and outstanding $10.3 million of trust preferred securities. These securities are senior to shares of common stock. As a result, we must make interest payments on our trust preferred securities before any dividends can be paid on our common stock; moreover, in the event of our bankruptcy, dissolution, or liquidation, the obligations outstanding with respect to our trust preferred securities must be satisfied before any distributions can be made to our common and preferred stockholders. While we have the right to defer dividends on the trust preferred securities for a period of up to five years, if any such election is made, no dividends may be paid to our common or preferred stockholders during that time.

In addition, with respect to the $18.4 million in Series A Preferred Stock outstanding that was issued to the Treasury in the CPP, we are required to pay cumulative dividends on the Series A Preferred Stock at an annual rate of 5.0% for the first five years. Dividends paid on our Series A Preferred Stock will also reduce the net income available to our common stockholders and our earnings per common share. In 2009, our net income after taxes of $2.0 million was reduced to $944,000 after deducting approximately $1.0 million in dividends to the Treasury plus accretion on the Series A Preferred Stock Warrant. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and will be payable when the payment of dividends is resumed. The dividend rate on the Series A Preferred Stock will increase from 5.0% to 9.0% per annum five years after its original issuance if not redeemed on or prior to December 12, 2013. If we are unable to redeem the Series A Preferred Stock prior to December 12, 2013, our cost of capital will increase substantially. Depending on our financial condition at the time, this increase in the Series A Preferred Stock annual dividend rate could have a material adverse effect on our earnings and could also adversely affect our ability to pay dividends on our common shares. Shares of Series A Preferred Stock will also receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company.

Additionally, the terms of the Series A Preferred Stock allow the Treasury to impose additional restrictions, including those on dividends and unilateral amendments required to comply with changes in applicable federal law. Additionally, we may not declare or pay dividends on our common stock or repurchase shares of our common stock without first having paid all accrued cumulative preferred dividends that are due. Until January 2012, we also may not increase our per share common stock dividend rate or repurchase shares of our common stock without the Treasury’s consent, unless the Treasury has transferred to third parties all of the Series A Preferred Stock originally issued to it.

Our holders of the Series A Preferred Stock have certain voting rights that may adversely affect our common stockholders, and the holders of the Series A Preferred Stock may have interests different from our common stockholders.

In the event that we fail to pay dividends on the Series A Preferred Stock for a total of at least six quarterly dividend periods (whether or not consecutive), the Treasury will have the right to appoint two directors to our board of directors until all accrued but unpaid dividends have been paid. Otherwise, except as required by law, holders of the Series A Preferred Stock have limited voting rights. So long as shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or our certificate of incorporation, the vote or consent of holders of at least 66 2/3 % of the shares of Series A Preferred Stock outstanding is required for:

•	any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	any amendments to the rights of the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock; or

•

the consummation of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series A Preferred Stock remaining outstanding or such preference securities have the rights, preferences, privileges and voting power of the Series A Preferred Stock.

The holders of our Series A Preferred Stock, including the Treasury, may have different interests from the holders of our common stock, and could vote to block the foregoing transactions, even when considered desirable by, or in the best interests of, the holders of our common stock.

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock and have a dilutive effect.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of our existing stockholders, including you, and could cause the market price of our common stock to decline. We may issue such additional equity or convertible securities to raise additional capital. The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to stockholders of our common stock. Moreover, to the extent that we issue restricted stock units, phantom shares, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or, series and, therefore, such sales or offerings could result in increased dilution to our stockholders. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

We may issue debt and equity securities or securities convertible into equity securities, any of which may be senior to our common stock as to distributions and in liquidation, which could negatively affect the value of our common stock.

In the future, we may attempt to increase our capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of our assets, or by issuing additional debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or securities convertible into or exchangeable for equity securities. In the event of our liquidation, our lenders and holders of our debt and preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Because a decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financings. Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Anti-takeover provisions in our certificate of incorporation and bylaws could discourage a hostile acquisition of control.

Our certificate of incorporation and bylaws contain certain provisions that could discourage non-negotiated takeover attempts that certain stockholders might deem to be in their interests or through which stockholders might otherwise receive a premium for their shares over the then current market price and that may tend to perpetuate existing management. The provisions in our certificate of incorporation requiring a supermajority vote for the approval of certain business combinations and containing restrictions on acquisitions of the Company’s equity securities provide that the supermajority voting requirements or acquisition restrictions do not apply to business combinations or acquisitions meeting specified board of director’s approval requirements. The certificate of incorporation also authorizes the issuance of 500,000 shares of serial preferred stock as well as 15,000,000 shares of common stock, up to a total of 15,500,000 outstanding shares of capital stock. These shares could be issued without stockholder approval on terms or in circumstances that could deter a future takeover attempt. The certificate of incorporation, bylaws and statutory provisions, as well as certain other provisions of state and federal law and certain provisions in the Company’s and the Bank’s employee benefit plans and employment agreements, may have the effect of discouraging or preventing a future takeover attempt in which stockholders of the Company otherwise might receive a substantial premium for their shares over then current market prices.

An investment in our common stock is not an insured deposit.

An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment in our common stock will be subject to investment risk and you may lose all or part of your investment.

USE OF PROCEEDS

The net proceeds, after deducting underwriting discounts and commissions and estimated expenses, to us from the sale of the common stock offered by this prospectus are expected to be approximately $28.2 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $32.5 million. We intend to use the net proceeds of this offering (i) for general corporate purposes, including contributing additional capital to the Bank; (ii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of all or parts of other financial institutions; and (iii) to position us for eventual redemption of our Series A Preferred Stock issued to the Treasury under the CPP. We currently expect to contribute approximately $10.0 million of the net proceeds to the Bank. See “CAPITALIZATION.”

We do not have any agreements or commitments with respect to any current transactions, and we currently have no plans to redeem our Series A Preferred Stock. Pending allocation of the net proceeds to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our capitalization and regulatory capital ratios as of March 31, 2010 on an actual basis and on an as adjusted basis to give effect to the receipt of the estimated net proceeds from this offering. The as adjusted capitalization assumes no exercise of the underwriters’ over-allotment option, that 3,042,596 shares of common stock are sold by us at an offering price of $9.86 per share (based on the closing price of our common stock on the NASDAQ Global Market on June 11, 2010), and that the net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $28.2 million.

	As of March 31, 2010
	Actual	As Adjusted(1)
	(unaudited)
	($ in thousands, except per share data)
Junior subordinated debt payable to unconsolidated subsidiary grantor trust	$10,310	$10,310
Stockholders’ equity
Preferred stock, par value $0.01 per share; 500,000 shares authorized; 18,400 shares issued and outstanding, actual and as adjusted	—	—
Common stock, par value $0.01 per share; 7,500,000 shares authorized(2); 4,114,412 issued and 3,598,857 outstanding, actual; 7,157,008 shares issued and 6,641,453 shares outstanding, as adjusted	41	72
Additional paid in capital	44,518	72,688
Common stock warrant	556	556
Retained earnings	39,415	39,415
Treasury stock (at cost 515,555)	(6,495)	(6,495)
Accumulated other comprehensive gain, net of tax	3,998	3,998
Total stockholders’ equity	$82,033	$110,233

Total capitalization	$92,343	$120,543

Per Common Share
Book value	$17.68	$13.83
Tangible book value(3)	17.38	13.67
Regulatory Capital Ratios—Company
Core capital to adjusted total assets	8.34%	10.74%
Tier 1 capital to risk weighted assets	12.73	16.83
Total capital to risk weighted assets	13.73	17.84
Regulatory Capital Ratios—Bank(4)
Core capital to adjusted total assets	8.02%	8.89%
Tier 1 capital to risk weighted assets	12.24	13.71
Total capital to risk weighted assets	13.25	14.72

(1)	Assumes that 3,042,596 shares of our common stock are sold in this offering at $9.86 per share, our closing price on June 11, 2010, and that the net proceeds thereof are approximately $28.2 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, net proceeds are expected to increase to approximately $32.5 million.
(2)	On May 19, 2010, at our annual meeting our stockholders approved an increase in the number of authorized common shares from 7,500,000 to 15,000,000.
(3)	This measure is not a measure recognized under GAAP and is therefore considered to be a non-GAAP financial measure. See “PROSPECTUS SUMMARY – Reconciliation of Non-GAAP Financial Measures” for a reconciliation of this measure to its most comparable GAAP measure.
(4)	Assumes that, upon consummation of the offering, the Company contributes $10.0 million to the Bank.

DIVIDEND POLICY

The goals of our dividend policy are in accord with the Bank’s capital strategy and overall business plans and objectives. The following summarizes the general goals that pertain to our dividend management: ensuring current and future capital adequacy is paramount in determining the amount of dividends we should pay to our stockholders; ensuring the safety and soundness of the Bank’s deposits, while providing an appropriate return to our stockholders; and establishing a dividend payout approach that provides consistency and opportunity for growth.

We have paid a regular $0.12 per share quarterly cash dividend on our common stock for the past four years, including in the first and second quarters of 2010.

On May 6, 2010, we announced that our board of directors will be required to receive OTS approval in order to declare and pay future cash dividends on our common stock. Such approval was granted with respect to the dividend for the second quarter of 2010. We rely on distributions from the Bank in the form of cash dividends in order to pay cash dividends to our stockholders. In addition, any future cash dividends from the Bank will require prior approval from the OTS. There is no assurance that any dividends will be paid in the future since they are subject to regulatory and statutory restrictions and regulatory approvals and to evaluation by our board of directors of financial factors, including, but not limited to, earnings, financial condition and capital requirements of the Company and the Bank.

Pursuant to the terms of the Securities Purchase Agreement between us and the Treasury under the CPP, we may not declare or pay any dividend or make any distribution on our common stock other than regular quarterly dividends not exceeding $0.12 per share and dividends payable solely in shares of our common stock.

Any future dividends declared and distributed by us will comply with the MOUs, applicable state corporate law and other regulatory restrictions. The board of directors will declare dividends only if the Bank is considered to have adequate and strong earnings. Dividends will be declared and ultimately paid only if they are covered by earnings, not paid by using borrowed funds, and not a result of unusual or nonrecurring gains. All dividends will comply with this policy.

Subject to preferences that may be applicable to any then outstanding shares of preferred stock, provisions of our certificate of incorporation, and regulatory restrictions, under Delaware law holders of our common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for distribution.

PRICE RANGE OF COMMON STOCK AND DIVIDEND INFORMATION

The following table presents the range of high and low sale prices of our common stock as reported on the NASDAQ Global Market for the periods shown below:

	Sale Price per Share		Dividends Declared Per Share
	High	Low
Year Ending December 31, 2010
First Quarter	$12.49	$9.30	$0.12
Second Quarter (through June 11, 2010)	15.03	9.71	0.12

Year Ended December 31, 2009
First Quarter	$12.49	$8.43	$0.12
Second Quarter	9.75	8.13	0.12
Third Quarter	11.51	9.25	0.12
Fourth Quarter	11.00	9.33	0.12

Year Ended December 31, 2008
First Quarter	$14.97	$13.00	$0.12
Second Quarter	14.50	13.15	0.12
Third Quarter	14.00	11.01	0.12
Fourth Quarter	12.99	8.78	0.12

Year Ended December 31, 2007
First Quarter	$16.44	$15.20	$0.12
Second Quarter	16.20	15.45	0.12
Third Quarter	16.35	14.39	0.12
Fourth Quarter	15.46	14.01	0.12

At March 31, 2010, there were 2,100 holders of record of our common stock and 3,598,857 shares of our common stock issued and outstanding. On June 11, 2010, the closing sale price for our common stock was $9.86 per share, as reported on the NASDAQ Global Market.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue two classes of shares designated respectively common stock and preferred stock. We are authorized to issue 15,000,000 shares of common stock and 500,000 shares of preferred stock. On May 19, 2010, our stockholders voted at our annual meeting to increase the number of authorized shares of common stock from 7,500,000.

Common Stock

General. Under our certificate of incorporation, we have the authority to issue 15,000,000 shares of our common stock, par value $0.01 per share, of which 4,114,972 were issued and 3,599,417 shares were outstanding as of May 7, 2010. As of May 7, 2010, there were 80,000 shares of our common stock underlying options that have been issued pursuant to our equity compensation plans and 138,133 shares of our common stock available for future issuance under the plans. Additionally, we have reserved 243,816 shares of our common stock underlying the warrant that is currently held by the Treasury and issued as part of the CPP.

Listing. Our common stock is listed for trading on the NASDAQ Global Market under the ticker symbol “HFBC.”

Voting Rights. Each share of our common stock entitles its holder to one vote on all matters upon which stockholders have the right to vote. The holders of our common stock are not entitled to cumulate votes in the election of directors.

Preemptive Rights. Our common stock does not carry preemptive subscription rights.

Liquidation. In the event of liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and after payment of preferred stock stockholders with liquidation priority, if any.

Liability for Further Assessments. Stockholders are not subject to further assessments on their shares of common stock.

Sinking Fund Provision. Our common stock does not require that a separate capital reserve be maintained to pay stockholders with preferential rights for their investment in the event of liquidation or redemption.

Redemption or Conversion Rights. The holders of our common stock do not have a right of redemption, which is the right to sell their shares back to us, nor do they have a right to convert their shares to other classes or series of stock, such as preferred stock.

Dividends. Each stockholder is entitled to receive dividends, if and when, declared by our board of directors out of legally available funds. Our primary source of funds for dividends is the dividends we receive from the Bank; therefore, our ability to declare dividends is highly dependent upon the future earnings, financial condition, and results of operations of the Bank, as well as applicable legal restrictions on the Bank’s ability to pay dividends and other relevant factors. See “DIVIDEND POLICY” above.

Charter and Bylaw Provisions Affecting Stock. Our certificate of incorporation and our bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable. These provisions include: the classification of the terms of the members of the board of directors; supermajority provisions for the approval of certain business combinations; elimination of cumulative voting by stockholders in the election of directors; certain provisions relating to meetings of stockholders; restrictions on the acquisition of our equity securities; and provisions allowing the board of directors to consider nonmonetary factors in evaluating a business combination or a tender or exchange offer.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016, telephone (800) 368-5948.

Preferred Stock

General. Under our certificate of incorporation, we have the authority to issue 500,000 shares of preferred stock, par value $0.01 per share, of which 18,400 are issued and outstanding. The preferred stock may be issued from time to time in one or more series. The board of directors is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The board of directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. In addition, the board of directors is authorized, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

Series A Preferred Stock. Pursuant to a Letter Agreement dated December 12, 2008, and the related Securities Purchase Agreement—Standard Terms, or Securities Purchase Agreement, we issued and sold to the Treasury 18,400 shares of our Series A Preferred Stock, liquidation preference amount $1,000 per share, for a total price of $18.4 million. The Series A Preferred Stock pays cumulative dividends at a rate of 5.0% per year for the first five years and at a rate of 9.0% per year thereafter. Except under limited circumstances, the Series A Preferred Stock is non-voting.

If dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock will be entitled to elect two additional members of our board of directors at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid.

As part of its purchase of the Series A Preferred Stock, the Treasury received a Warrant to purchase 243,816 shares of our common stock at an initial per share exercise price of $11.32. The Warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. It is expected that the Warrant would be adjusted if the per share price of the common stock to be issued and sold in this offering is less than 90% of the market price of the common stock on the last trading day preceding the date of the agreement on pricing the shares. The Warrant expires 10 years from the issuance date. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

Both the Series A Preferred Stock and the Warrant are accounted for as components of Tier 1 Capital. The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. Upon the request of the Treasury at any time, we have agreed to promptly enter into a deposit arrangement pursuant to which the Series A Preferred Stock may be deposited and depositary shares may be issued. Neither the Series A Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer.

Prior to December 12, 2011, unless we have redeemed the Series A Preferred Stock or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to (i) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.12 per share of common stock) or (ii) redeem, purchase or acquire any shares of the Company’s common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Howe Barnes Hoefer & Arnett, Inc. is acting as representative of the underwriters. We have entered into an underwriting agreement with Howe Barnes Hoefer & Arnett, acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriters have agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Howe Barnes Hoefer & Arnett, Inc.

Total	3,042,596

Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares, if any are taken. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the shares, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Over-Allotment Option

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to                      additional shares of our common stock. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares being offered by this prospectus.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. Howe Barnes Hoefer & Arnett, as representative for the underwriters, may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. The representative will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than this prospectus in electronic format, the information on any of these web sites and any other information contained on a web site maintained by an underwriter or syndicate member is not part of this prospectus.

Lock-Up Agreements

Our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus, none of our executive officers or directors will, without the prior written consent of Howe Barnes Hoefer & Arnett, as the representative of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Howe Barnes Hoefer & Arnett, in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth above, and to certain securities dealers at this price, less a concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $             per share to certain brokers and dealers.

The table below shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of up to $             of documented out-of-pocket expenses of the underwriters, will be approximately $            .

	Per Share	Total Without Option Exercised	Total with Option Exercised
Public offering price	$	$	$
Underwriting discount
Proceeds to us, before expenses

The offering of the shares of our common stock will be made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

Neither we nor the underwriters can assure you that an active and liquid market will develop for the shares or, if developed, that the market will continue. The offering price and distribution rate was determined by negotiations between the underwriters and us, and the offering price of the shares may not be indicative of the market price following the offering. The underwriters will have no obligation to make a market in the shares, however, and may cease market-making activities, if commenced, at any time.

Indemnity

Under the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•

Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making activity by the participants in our common stock offering.

Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Affiliations

Howe Barnes Hoefer & Arnett has performed and expects to continue to perform financial advisory and investment banking services for us in the ordinary course of its business, and may have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P., Washington, D.C. Certain legal matters will be passed upon for the underwriters by Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the HopFed Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Rayburn, Bates & Fitzgerald, P.C., an independent registered public accounting firm, as stated in their report thereon included therein, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

3,042,596 Shares of Common Stock

Howe Barnes Hoefer & Arnett

                    , 2010

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the shares of common stock being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC registration fee	$2,460
FINRA filing fee	$4,000
Legal fees and expenses	$115,000
Accounting fees and expenses	$50,000
Printing fees and expenses	$35,000
Underwriting expenses	$80,000
Miscellaneous expenses	$13,540
Total expenses	$300,000

Item 14.	Indemnification of Agents of the Company

Directors, officers and employees of the Company and the Bank may be entitled to benefit from indemnification provisions in the Delaware General Corporation Law (the “DGCL”), the Company’s certificate of incorporation and federal regulations applicable to the Company and the Bank. The general effect of these provisions is summarized below.

Delaware General Corporation Law

Section 145 of the DGCL permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any proceeding of any type (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, may not, of itself, create a presumption that these standards have not been met.

A Delaware corporation may also indemnify any person who was or is a party or is threatened to be made a party to any proceeding by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that such person is fairly and reasonably entitled to be indemnified.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding described above, indemnification against expenses (including attorneys’ fees) actually and reasonably incurred by him is mandatory. Any determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct noted above must be made by (1) a majority of the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (2) a committee of such directors designated by majority vote of such directors, even though less than a quorum; (3) if such a quorum is not obtainable, or, even if obtainable and a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (4) by the stockholders.

Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company.

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of the DGCL are not exclusive. In addition, the Company has the power to purchase and maintain insurance against any liability of individuals whom the Company is required to indemnify.

Article XV of the Certificate of Incorporation of the Company

In addition to the statutory provisions of the DGCL, Article XV of the Company’s certificate of incorporation also provides for indemnification. With certain exceptions, the indemnification provided for by Article XV is identical to the statutory provision. Article XV states explicitly, however, that the indemnification provided by the Article shall be deemed to be a contract between the Company and the persons entitled to indemnification thereunder and further provides that the indemnification and advance payment of expenses provided thereunder survives even after the individual ceases to hold a position with the Company and inures to the benefit of his or her heirs, executors and administrators.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, the Company has not sold any shares of common stock without registration under the Securities Act. Issuance of 18,400 shares of the Company’s Series A Preferred Stock and a warrant to purchase 243,816 shares of the Company’s common stock was subject to an exemption from registration pursuant to Section 4(2) of the Securities Act and is described under the caption “DESCRIPTION OF CAPITAL STOCK” and is incorporated into this item by reference.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Title	Incorporated by Reference
		Form	File No.	Date Filed
1.1*	Underwriting Agreement
2.1	Plan of Conversion of Hopkinsville Federal Savings Bank	S-1	333-30215	6/27/1997, Ex. 2
3.1	Certificate of Incorporation, as amended (filed with this Amendment No. 1)
3.2	Bylaws, as amended	8-K	000-23667	12/6/2007, Ex. 3.1
3.3	Certificate of Designations for Series A Preferred Stock	8-K	000-23667	12/17/2008, Ex. 3.1
4.1	Form of Common Stock Certificate	S-1	333-30215	6/27/1997, Ex. 4
4.2	Warrant for Purchase of 243,816 Shares of Common Stock	8-K	000-23667	12/17/2008, Ex. 3.2
5.1	Opinion of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. as to the legality of the securities being registered (filed with this Amendment No. 1)
10.1	HopFed Bancorp, Inc. Management Recognition Plan	S-8	333-79391	5/27/1999, Ex. 99.1
10.2	HopFed Bancorp, Inc. 1999 Stock Option Plan	S-8	333-79391	5/27/1999, Ex. 99.2

Exhibit Number	Exhibit Title	Incorporated by Reference
		Form	File No.	Date Filed
10.3	Employment Agreement by and between Hopkinsville Federal Savings Bank and John E. Peck, dated May 31, 2000	10-Q	000-23667	8/14/2000, Ex. 10.2
10.4	Employment Agreement by and between the Company and John E. Peck, dated April 17, 2008	8-K	000-23667	4/22/2008, Ex. 10.1
10.5	HopFed Bancorp, Inc. 2000 Stock Incentive Plan	10-K	000-23667	4/11/2001, Ex. 10.10
10.6	Employment Agreement by and between the Company and Billy C. Duvall, dated as of February 12, 2008	8-K	000-23667	2/19/2008, Ex. 10.1
10.7	Employment Agreement by and between Heritage Bank and Billy C. Duvall, dated February 12, 2008	8-K	000-23667	2/19/2008, Ex. 10.2
10.8	HopFed Bancorp, Inc. Employment Agreement by and between the Company and Michael L. Woolfolk, dated as of April 17, 2008	8-K	000-23667	4/22/2008, Ex. 10.3
10.9	Employment Agreement by and between Heritage Bank and Michael L. Woolfolk, dated as of April 17, 2008	8-K	000-23667	4/22/2008, Ex. 10.4
10.10	Fulton Division Acquisition Agreement, by and between Hopkinsville Federal Bank and Old National Bank, dated as of March 1, 2002	8-K	000-23667	3/8/2002, Ex. 10.1
10.11	HopFed Bancorp, Inc. 2004 Long Term Incentive Plan	S-8	000-23667	8/5/2004, Ex. 4.1
10.12	Employment Agreement between the Company and Michael F. Stalls, dated as of February 14, 2008	8-K	000-23667	2/19/2008, Ex. 10.3
10.13	Employment Agreement between Heritage Bank and Michael F. Stalls, dated as of February 14, 2008	8-K	000-23667	2/19/2008, Ex. 10.4
10.14	Form of Letter Agreement by and between each of Messrs. John E. Peck, Michael L. Woolfolk, Michael F. Stalls, Billy C. Duvall and Keith Bennett and the Company	8-K	000-23667	12/17/2008, Ex. 10.3
21.1*	Subsidiaries of the Company
23.1	Consent of Rayburn, Bates & Fitzgerald, P.C.
23.2*	Consent of Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. (included in Exhibit 5.1)
24.1*	Power of Attorney

*	Previously filed.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(2)	(A) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to Registration Statement No. 333-167072 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hopkinsville, Commonwealth of Kentucky, on June 14, 2010.

HOPFED BANCORP, INC.

By:	/s/ John E. Peck
John E. Peck
President & Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement No. 333-167072 has been signed below by the following persons in the capacities indicated on June 14, 2010.

Signature	Title

/s/ John E. Peck	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Billy C. Duvall	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)

Gilbert E. Lee*	Chairman of the Board of Directors

Boyd M. Clark*	Vice President, Secretary and Director

Steve Hunt*	Director

Harry J. Dempsey*	Director

Ted Kinsey*	Director

Thomas I. Miller*	Director

*	by John E. Peck, power of attorney